UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

Cornell Companies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)
219141108

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D/A

CUSIP No. 219141108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 696,200 (see Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 696,200 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,200 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 897,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 924,319 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 924,319 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,319 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,519 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,620,519 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,519 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 897,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 2,518,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,518,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,548,919 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 2,518,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,518,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,119 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 10 of 11 Pages

This Amendment No. 5 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2006 (the “Schedule 13D”) and as further amended by Amendment No.1 filed on January 17, 2007 and as further amended by Amendment No. 2 filed on January 19, 2007 and as further amended by Amendment No.3 filed on March 15, 2007 and as further amended by Amendment No. 4 filed on April 3, 2007 by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.001 (the “Common Shares”), of Cornell Companies, Inc. (the “Issuer”), whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On December 12, 2008, Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore entered into a stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Sales Plan”) with Avondale Partners, LLC with respect to the sale of shares of the Issuer’s Common Stock.  As of the date of this Amendment, no shares of the Issuer’s Common Stock have been sold pursuant to the Sales Plan. The Sales Plan has been announced in a Press Release, dated December 15, 2008, attached hereto as Exhibit 99.6 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The Sales Plan described in Item 4 above is described in a Press Release, dated December 15, 2008, attached hereto as Exhibit 99.6 and is incorporated by reference herein.

Each of the Wynnefield Reporting Persons and the North Star Reporting Persons (as defined in the Schedule 13D) had previously been parties to a Joint Filing Agreement, dated as of March 13, 2007 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file a Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission.   On December 15, 2008, the Wynnefield Reporting Persons and the North Star Reporting Persons determined to terminate  the Joint Filing Agreement and entered into a Termination Agreement, dated as of December 15, 2008 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit 99.7 and is incorporated herein by reference. Any descriptions herein of the Termination Agreement are qualified in their entirety by reference to the Termination Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 99.6:	Press Release, dated December 15, 2008, announcing the Sales Plan.
Exhibit 99.7:	Termination Agreement, dated December 15, 2008

[Signature Page Follows:]

SCHEDULE 13D/A

CUSIP No. 219141108	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc., its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

Wynnefield Capital Management, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

Channel Partnership II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Individually

By:	/s/ Joshua H. Landes
Joshua H. Landes, Individually